Exhibit 99.127

APHRIA COMPLETES DIVESTMENT OF ALL U.S. CANNABIS ASSETS WITH
SALE OF REMAINING INTEREST IN LIBERTY HEALTH SCIENCES

Aphria clears balance sheet of U.S. cannabis investments and will reenter U.S.
market when U.S. federal laws permit

Leamington, Ontario — September 6, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has entered into a share purchase agreement with a group of buyers, each acting individually and not in concert, including a member of the Serruya family, and has completed the sale of 64,118,462 shares (the “Shares”) in Liberty Health Sciences, Inc. (“Liberty”), representing 100% of the Company’s outstanding investment in Liberty. As part of the transaction, Aphria retains an irrevocable option to repurchase the Shares or any replacement securities from the buyers for a period of up to five years, subject to the satisfaction of certain conditions as further described below. As a result of the transaction, Aphria has divested its remaining U.S. cannabis assets from its balance sheet in accordance with the staff notice and requirements of the Toronto Stock Exchange (“TSX”). As a result of this divestiture, the Company has significantly improved its liquidity position while it continues to focus on the many opportunities within Canada and in other legal cannabis markets around the world.

“Given the current federal legal framework in the United States, we have made the strategic decision to divest our remaining U.S. holdings at this time in order to permit us to focus on other more immediate capital markets and strategic opportunities in Canada and in other legal markets around the world,” said Vic Neufeld, Chief Executive Officer of Aphria. “Not only does this transaction result in a significant gain to the Company it also enables Aphria to advance its existing global strategic plan unencumbered by U.S. exposure at this time.”

“We view this decision as only a temporary departure from investment in the U.S. cannabis industry until such time as U.S. federal cannabis laws are reformed,” continued Neufeld. “We have always believed in the tremendous opportunity in the U.S. cannabis market, and that is no different today. We intend to be a significant player in the U.S. cannabis industry at the appropriate time in the future and, in the interim, we look forward to watching our strategic partner Liberty continue to execute on the many opportunities emerging today.”

The buyers of the Shares are purchasing 64,118,462 Shares of Liberty in exchange for a five-year promissory note due September 6, 2023 bearing interest at 12% per annum, in the amount of $59,097,986. Until such time as the promissory note is repaid, the Shares of Liberty or any replacement securities will be held in an escrow account by an independent escrow agent as security for the obligations under the promissory note. In the event of a default under the promissory note, the Shares or other replacement securities will be released from escrow by the escrow agent and sold with the net proceeds being paid to Aphria.

In addition, Aphria has secured an irrevocable option with the buyers pursuant to a Note Purchase Agreement to repurchase the Shares of Liberty or any replacement securities from the buyers for the value of the promissory note, together with any interest thereon. In consideration for the grant of the option to repurchase such securities from the buyers, the Company will pay a pro rata cash payment to each of the buyers on an annual basis. The exercise of the option by the Company is conditional upon certain conditions being satisfied, including that cannabis is federally legalized in the United States and that the TSX approves the exercise of such option and the repurchase of such securities. The obligations of the buyers under the Note Purchase Agreement are guaranteed by certain affiliates of the buyers pursuant to the terms of a Guarantee.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical- grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly- researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expected timelines for the U.S. government to legalize medical cannabis, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.